Exhibit 17.1

[Unofficial English translation from Hebrew]

November 4, 2019

To Zohar Levi,

I hereby announce my resignation as a director of Seedo Corp effective immediately.

As you know, I believe in the great potential of the company’s technology – both in the home grow device and especially in the agricultural product under the purpose of “feed the world”. However, I feel that I wasn’t able to implement the change in the strategic focus of the company, in order to focus the company’s resources in one direction, and in addition, my recommendations to strengthen our board with new professional members with experience and reputation were not accepted. Furthermore, despite my insistent pleading, I do not feel comfortable with multiple conflicts of interests within the company and its board of directors. These matters worsen when the company is in such early stage and is fighting for its financial survival.

I would like to wish best of luck to both you and the Seedo Corp and I am at you services at any time to assist you and the company to succeed in the future after the correction of all the above mentioned.

Regards,

Daniel Birnbaum.